Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Coffee Holding Co., Inc. on Form S-8 (No. 333-233065) of our report dated January 29, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern,  with respect to our audits of the consolidated financial statements of Coffee Holding Co., Inc. and Subsidiaries as of October 31, 2023 and 2022 and for each of the two years in the period ended October 31, 2023, which report is included in this Annual Report on Form 10-K of Coffee Holding Co., Inc. for the year ended October 31, 2023.

/s/ Marcum llp

Marcum llp

New York, New York

February 9, 2024